Announcement to the Market Tier 2 Subordinated Financial Bills Itaú Unibanco Holding S.A. (“Company”) informs its shareholders and the market that, on November 13th, 16th, 18th, 19th, 24th and December 2nd, 20251, it will exercise the option to repurchase all of its Tier 2 Subordinated Financial Bills (“Financial Bills”), indexed to the DI rate, issued by the Company in the period between November 12th and December 2nd, 2020 and with maturities in November and December 2030, respectively, totaling R$3.6 billion. The estimated impact of the repurchase of Financial Bills on the Company’s Tier 2 capital ratio is approximately 20 basis points2. São Paulo (SP), November 11, 2025. Gustavo Lopes Rodrigues Investor Relations Officer 1 Or on the following business day. 2 Calculated on the capital base as of September 30, 2025.